Filed by Supernova Partners Acquisition Company, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Supernova Partners Acquisition Company, Inc. (SEC File No.: 001-39641)

Date: March 22, 2021

The following is a transcript of an interview given by Spencer Rascoff, Co-Chair of Supernova Partners Acquisition Company, Inc., on CNBC on March 18, 2021 in connection with Supernova’s proposed business combination with OfferPad, Inc.:

Jon Fortt: Happy Thursday, welcome to “Squawk Alley. I’m Jon Fortt. Ahead this hour, PagerDuty shares crashed despite a beat on earnings, the CEO joins us this hour to explain. Later, Bitcoin billionaire and actor Brock Pierce joins us to weigh in on NFTS and public siding with, at least so far Julia?

Julia Boorstin: Well, Jon, start with tech stocks and the sell-off we’re seeing in the sector as rates continue to rise.

Our next guest is an expert on both sides of the divergence; founder and former CEO of Zillow and Palantir board member, Spencer Rascoff joins us now. Spencer, so good to see you this morning. The question is, with all this talk about rates, what’s your outlook for the tech sector?

Spencer Rascoff: Yea, thanks for having me, Julia. Look, investors are getting more selective and we see this, of course as rates start to tick up, there’s a risk-off trade: investors tend to cycle out of high growth, high-priced assets into slower growth companies that are a little bit safer, and we’re starting to see that happen. We’ve seen it over the last couple of weeks.

For me, I’m a long-term investor—I try not to get caught up in the short-term fluctuations. I think we’re just at the beginning of seeing digital transformation in huge verticals of our economy, and so I’m investing very heavily in vertically-integrated companies that are part of this on-demand economy. These are obviously companies like Amazon, but also Doma, which is States Title, or Offerpad, which I’m sure we’ll talk about—anything where you can press a button on your smartphone and have magic happen, I think those are going to be long-term winners, and they’ll make it through this choppy period as, as we see it, a risk-off trade and money cycles a little bit out of growth and a little bit more into value.

Julia Boorstin: Well yea, and we will talk more about that SPAC deal you made in just a little bit, but tell us first your perspective on what’s going to happen in terms of the real estate market. You’re exposed to real estate through so many different things you’re doing now. How do you see rates impacting consumer behavior when it comes to moving and buying new houses?

Spencer Rascoff: Well, mortgage rates have been so low for so long, and that has definitely buoyed the reality estate market, but the research that my team and I have done shows that as mortgage rates tick up, it doesn’t really crush the housing market, it just causes people to trade down to a slightly lower price point.

The housing market right now is on very stable footing with extremely low levels of inventory. A lot of markets have just a couple weeks of inventory, and in a normal market you’d expect a couple months of inventory, so even as mortgage rates start to tick up—they’re still at historic lows—I think the real estate market is going to do just fine.

What you are starting to see, though, quite a bit of, is people re-assess where they choose to live. Companies are shifting to a more permanent hybrid work-from-home type environment, where you’re not tethered to your company headquarters anymore. We think about the studio you have now in your own home, I mean you’re not going to an actual physical studio anymore. That’s changing where people want to live, how they interact with their home, and that’s going to have permanent implications in the real estate market that I’m very excited about.

Jon Fortt: And maybe that’s a good segue maybe to talk about Offerpad and what you’re doing because the way I understand the model, and correct me where I’m wrong here, you’re offering cash for homes in Offerpad, and then expecting to resell. It seems that as interest rates rise, if more homes come on to the market, the end consumer, the home seller, is going to be more likely to want to use a service like that, but then there’s more risk that goes on to that model and your data has to be good about which homes you buy and how long you expect to hold on to them before you turn them over.

Spencer Rascoff: Offerpad is part of a digital revolution seen throughout the whole economy, so you think about Grubhub, Uber, Instacart, Postmates, TaskRabbit, all these services where you press a button and stress is alleviated in your life. Offerpad is part of that trend. So 99.5% of people still sell their home the old way. The old way where a real estate agent walks around your house, points to all the things you need to fix about your house to sell it, things that you didn’t care enough to fix when you owned the home, and now told to fix it for the next owner, and then you list your home and no idea how long it will take to sell. It’s a very stressful and expensive way of selling, and that’s how 99.5% of people do. Offerpad provides speed and certainty. So, you can either sell your home directly to them, or list with them and if in 60 days you don’t get the price you want, there’s a backup offer from Offerpad that they’ll pay to buy your home. Then they ready the home for refurbishment. just like a car dealer would take a used car and turn it into a pre-owned certified car before reselling it. It’s a much better way to sell your home, and I think many people, especially at certain price points, in the $100,000 to $700,000 price points, many will shift from selling their home the old way to sell their home this new way.

Carl Quintanilla: Fascinating, Spencer, talk more who this will truly displace, and I am curious—I don’t want to get too far into real estate—but building costs, we had data this week that said lumber is adding $25,000 to the cost of a new home. Do you see that getting out of hand?

Spencer Rascoff: Well, this gets exactly to the core value proposition of a company like Offerpad, is the fact that they’re doing huge numbers of renovations at scale. They’ve done 15,000 renovations across 30,000 transactions for $7 billion of total real estate value in just five years since its founding. So the idea that you as a consumer should repaint your house before you list it is crazy. Instead, an institutional buyer who is painting dozens or hundreds of houses in your community, they should refurbish these homes at scale before reselling it, and that’s one of the key benefits of selling your home to a type of company like Offerpad.

Julia Boorstin: Spencer, give us a sense of why is Offerpad doing this via SPAC rather than going public via a traditional IPO and what your outlook is on the SPAC landscape now as it gets even more crowded. It seems every day as more and more SPACs are launched.

Spencer Rascoff: There are a lot of SPACs; frankly, there are too many SPACs. But there are not too many good SPACs. Today’s announcement is a good example of this, where a good SPAC, like mine, Supernova can provide a sponsored path to the public markets. Offerpad chose this path of partnering with Supernova because we can help onboard them in this transition from private to public. We’ve spent the last couple of weeks educating investors about the company and onboarding a couple hundred million dollars of investment from the capital markets into it. The company will have $650 million cash other side of this IPO and we can help communicate, or articulate to investors and the media as they make this transition. And that’s quite a warmer welcome to the public markets than going public traditionally through an IPO. It’s also a lot faster. This is a process that takes a couple months, not over a year as the traditional IPO pathway does.

Julia Boorstin: Certainly a lot faster. A question about how this fits into your broader approach to the real estate market right now. The sort of real estate, tech market, also you have a company called Pacaso you talked about before on this show. What’s your overall thesis right between this and Pacaso?

Spencer Rascoff: Pacaso has some similarities to Offerpad in that it’s also innovating on the real estate transaction. My overall thesis is, everything will change. This is a huge category—$1.6 trillion spent, $80 billion in commissions, $20 billion advertising—and yet, it’s just barely beginning the transition from analog to digital. So Picaso allows you to buy a portion of a second home, because most second homes sit empty all year long, so it doesn’t make sense for most people to buy a second home. And so, it’s further innovation on the real estate transaction with an eye towards satisfying some consumer need. Picaso’s consumer need is, people want to own second homes, but doesn’t make sense for them to be vacant. Offerpad’s consumer need is, it’s a pain in the neck to sell your home, and Offerpad provides a solution to it. I have a lot of other angel investments in other parts of the prop tech industry selling other consumer needs, such as helping digitally create a transaction, or helping apartment managers communicate with tenants. There is so much innovation happening in contact right now. It’s a really exciting time.

Julia Boorstin: Yes certainly a lot of change in that space. Let’s shift gears and turn to Facebook versus Apple. We are awaiting the latter’s operating system change—expected to come in the next few weeks—and that new operating system will prompt users to choose whether they want activity on their phone tracked or whether they want to opt out. And opting out, Facebook says, will hurt its ability to target ads, which they say in turn will hurt small businesses. There is a new survey out that finds that 73% of respondents say they’re either very unlikley or somewhat unlikely to opt in to being tracked. Spencer what do you think about this? Do you think consumers will opt out? You have a good sense of consumer behavior. How meaningful could the damage be for Facebook and other businesses?

Spencer Rascoff: I think this is very smart of Apple. We’ve reached handset parity now. Every smartphone, Apple, Samsung, Google, whoever, they have snazzy cameras and huge memory, I mean they’re all basically at feature parity. So Apple has decided that the next vector of their competitive differentiation is going to be around privacy. They’ve done the research and they believe, and I think they’re probably right, that consumers think they care. Now, generally speaking, consumers say they care a lot about privacy, but generally speaking they don’t really act like it. We’ve seen this over the last five years, I’ve been on the show many times, basically defending Facebook saying that this is a company that is practically impenetrable, and every time consumers say or advertisers say they’ll boycott it or somehow, you know, they care about Russian hacking of Facebook or political misinformation et cetera, the data doesn’t really support it. They say they think they care, and don’t actually vote that way with their thumb. And so, we’ll see. I applaud Apple for taking this approach, and I think it’s a really smart strategy and probably one I would do also if I were them.

Jon Fortt: Spencer, what do you think of Facebook’s argument here that Apple is preferencing itself and its platforms, because Apple’s apps kind of live on the phone and will have certain information about the end consumer? I’ll tell you off the bat that argument doesn’t work so well for me. I mean, I bought the phone you know, I kind of accept Apple’s approach to differential privacy. I like having more choice over who out there gets my data and I appreciate that Apple’s business model is not based on data to the same degree, but what do you think of that argument still out there?

Spencer Rascoff: You play the hand your dealt. In Facebook’s case, the argument made I don’t think it will resonate to consumers and personally I don’t think most consumer’s differentiate between “that stock is an Apple app and this messenger app is from some other company.” I don’t think they understand which apps are Apple and which aren’t coming from Apple, so that differentiation is sort of very tech inside baseball and antitrust argument to make. I think Facebook’s best argument is that this is…allowing to us have this type information improves the quality of the service. This is a service you get for free, you’re welcome, it’s incredibly valuable, it lets you communicate with billions of people around the world, and the service improves if you let us have access to information. We’re better able to build new products for you, better able to give you ads you’ll find interesting and relevant. It’s better if we have access to this information.

Carl Quintanilla: Spencer, we had a chyron up on the screen a moment ago, Facebook versus Apple, but it struck me we could have put up Facebook versus the FTC, Facebook versus the states, Facebook versus Newscorp. How many fronts do you think they can fight in this war?

Spencer Rascoff: It’s a busy time for Facebook for sure, yeah, I mean, the antitrust arguments in all of tech are super interesting to me. I think the one that is perhaps the strongest argument are those that are pointing out that Google preferences their search results with their own services, travel and other categories. I think that’s one that Google is rightly in hot water in, and they’ve been wrist slapped in Europe many times, and I think that is coming home to roost in the U.S. as well. Facebook and WhatsApp and Instagram all being connected, that is a losing argument for the government, and I’ve tweeted a lot about this. That trying to break up those acquisitions doesn’t make sense and won’t happen, and it would be a terrible precedent to revisit acquisitions approved by the government several years ago, so I don’t think that’s likely to happen.

Julia Boorstin: Well, it will be interesting to see as the regulatory battles continue, and also this operating system is actually rolled out and we see what it’s looks like. Spencer Rascoff, always a pleasure to have you join us.

Spencer Rascoff: Thank you.

Important Information About the Transaction and Where to Find It

Supernova intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”), which will include a preliminary proxy statement/prospectus in connection with the Transactions and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. Supernova’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Supernova’s solicitation of proxies for its stockholders’ meeting to be held to approve the Transactions because the proxy statement/prospectus will contain important information about Supernova, Offerpad and the Transactions. The definitive proxy statement/prospectus will be mailed to stockholders of Supernova as of a record date to be established for voting on the Transactions. Stockholders will also be able to obtain copies of the Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to Supernova Partners Acquisition Company, Inc., 4301 50th Street NW, Suite 300, PMB 1044, Washington, DC 20016.

Participants in the Solicitation

Supernova, Offerpad and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of Supernova’s stockholders with respect to the approval of the Transactions. Supernova and Offerpad urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the Transactions, as these materials will contain important information about Offerpad, Supernova and the Transactions. Information regarding Supernova’s directors and officers and a description of their interests in Supernova is contained in Supernova’s prospectus dated October 22, 2020 relating to its initial public offering. Additional information regarding the participants in the proxy solicitation, including Offerpad’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Form S-4 and the definitive proxy statement/prospectus for the Transactions when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to Supernova as described above under “Important Information About the Transaction and Where to Find It.”

Forward-Looking Statements

Certain statements in this report and the exhibits to this report may be considered forward-looking statements. Forward-looking statements generally relate to future events and can be identified by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Supernova and its management, and Offerpad and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the outcome of any legal proceedings that may be instituted against Supernova, Offerpad, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain approval of the stockholders of Supernova or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the Business Combination disrupts current plans and operations of Offerpad as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; the possibility that Offerpad or the combined company may be adversely affected by other economic, business, or competitive factors; Offerpad’s estimates of expenses and profitability; the evolution of the markets in which Offerpad competes; the ability of Offerpad to implement its strategic initiatives, expansion plans and continue to innovate its existing services; the impact of the COVID-19 pandemic on Offerpad’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Supernova’s final prospectus dated October 22, 2020 relating to its initial public offering.

Nothing in this report or the exhibits to this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Supernova nor the Company undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transactions and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.